UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35965

GTT COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

7900 Tysons One Place
Suite 1450
McLean Virginia 22101
(703) 442-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of Common Stock: 202

EXPLANATORY NOTE

The purpose of this amendment is solely to add check boxes on page 1 of this Form 15 that were inadvertently omitted in the original filed version of this form.

GTT Communications, Inc. (the “Company”) has filed this Form 15 to terminate the registration of its Common Stock, par value $0.0001 per share (“Common Stock”), under Section 12(g) of the Securities Exchange

Act of 1934, as amended (the “Exchange Act”), and to notify the Securities and Exchange Commission (the “SEC”) of the suspension of the Company’s duty to file reports under Section 15(d) of the Exchange Act.

The Company currently has approximately 202 total holders of record of its Common Stock as determined pursuant to Rule 12g5-1 under the Exchange Act, and is filing this Form 15 pursuant to Rule 12g-4(a)(1) under the Exchange Act to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(b) under the Exchange Act, the Company’s duty to file reports required under Section 13(a) of the Exchange Act is suspended immediately upon filing this Form 15.

In addition, at the beginning of the 2021 fiscal year, the Company had approximately 218 total holders of record of its Common Stock as determined pursuant to Rule 12g5-1 under the Exchange Act, and no holders of any other class of securities registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Section 15(d)(1) of the Exchange Act, because the Company had less than 300 holders of record of each class of securities to which Securities Act registration statements relate at the beginning of the 2021 fiscal year, the Company’s Section 15(d) reporting obligation is automatically suspended for fiscal year 2021. Accordingly, this Form 15 serves as a notification to the SEC, as required pursuant to Rule 15d-6 under the Exchange Act, that the Company’s duty to file reports pursuant to Section 15(d)(1) of the Exchange Act for fiscal year 2021 is suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, GTT Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GTT COMMUNICATIONS, INC.
(Registrant)

Date:	November 8, 2021	By:	/s/ Donna Granato
		Name:	Donna Granato
		Title:	Chief Financial Officer